April 8, 2026

B. Michael Friedman
Chief Executive Officer
Winners, Inc.
401 Ryland Street
Suite 200-A

        Re: Winners, Inc.
            Offering Statement on Form 1-A
            Filed March 26, 2026
            File No. 024-12729
Dear B. Michael Friedman:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1. Please revise your filing to include historical financial statements of Winners, Inc.
       pursuant to (a) and (b) of Part F/S of Form 1-A.
2. Pursuant to (b)(3) of Part F/S of Form 1-A, please update your financial statements to present financial statements for the years ended December 31, 2025 and December 31,
       2024. Update any associated financial information in relevant sections of the filing as necessary.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 April 8, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alyssa Wall at 202-551-8106 or Jason Drory at 202-551-8342 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jim Byrd